Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 JUL 27 P 2:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : July 12, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

06015531

SUPPL

Dear Sir,

Sub : Compliance with Clause 49 of the Listing Agreement.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

With reference to above, pursuant to Clause 49 of the Listing Agreement, please find enclosed Compliance Report on Corporate Governance for the quarter ended 30th June 2006.

Kindly acknowledge receipt.

Thanking you,

PROCESSED
JUL 31 2006
THOMSON FINANCIAL

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

7/27

Quarterly Compliance Report on Corporate Governance

Name of the Company : Apollo Hospitals Enterprise Limited

Quarter ending on : 30th June 2006

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	**49 I**		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	**49 II**		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	**49 III**	Yes	
IV Disclosures	**49 IV**		
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board Disclosures	49 (IV B)	--	
(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
(b) Risk Management	49 (IV B)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in Annual Report 2006-2007
(E) Management	49 (IV E)	Yes	shall be complied in Annual Report 2006-2007
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	**49 V**	Yes	shall be obtained at the FY 2006-2007
VI Report on Corporate Governance	**49 VI**	Yes	shall be included in Annual Report
VII Compliance	**49 VII**	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Compliance Officer